
03024406

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

30 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 09 2003
WASH. D.C. 187 SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters
Assistant Company Secretary

Enc:

dlw 7/9

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

27 June 2003

12) Total holding following this notification

86,902,701

13) Total percentage holding of issued class following this notification

12.01%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 30 June 2003

Details of Registered Holders

Capital Guardian Trust Company		3.35%
State Street Nominees Limited	4,166,800	
Bank of New York Nominees	457,981	
Chase Nominees Limited	9,458,770	
BT Globenet Nominees Ltd.	288,044	
Midland Bank plc	4,190,000	
Bankers Trust	1,086,500	
Barclays Bank, Barclays Global Securities Services	534,400	
Citibank London	318,359	
Nortrust Nominees	3,152,100	
Royal Bank of Scotland	9,800	
MSS Nominees Limited	19,400	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	499,290	
Total	24,210,144	

Capital International Limited		2.55%
State Street Nominees Limited	571,181	
Bank of New York Nominees	4,519,710	
Northern Trust	205,515	
Chase Nominees Limited	4,116,276	
Midland Bank plc	236,500	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	375,600	
Morgan Guaranty	246,045	
Nortrust Nominees	2,574,277	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	335,686	
Lloyds Bank	97,700	
Deutsche Bank AG	548,200	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	31,415	
Mellon Nominees (UK) Limited	299,000	
Bank One London	321,780	

Clydesdale Bank plc	114,800	
Total	18,443,397	
Capital International S.A.		1.47%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,494,018	
Credit Suisse London Branch	93,600	
Midland Bank plc	885,200	
Barclays Bank, Barclays Global Securities Services	960,100	
Citibank London	36,000	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,365,897	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	120,800	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	324,940	
Total	10,603,893	
Capital International Inc.		0.24%
State Street Nominees Limited	976,200	
Bank of New York Nominees	34,500	
Chase Nominees Limited	67,600	
Midland Bank plc	196,100	
Bankers Trust	19,000	
Citibank London	1,100	
Nortrust Nominees	139,826	
Royal Bank of Scotland	214,300	
State Street Bank & Trust Co	44,500	
RBSTB Nominees Ltd.	40,700	
Deutsche Bank AG	1,700	
HSBC Bank plc	32,000	
Total	1,767,526	
Capital Research and Management Company		4.41%
State Street Nominees Limited	2,948,400	
Chase Nominees Limited	28,929,341	
Total	31,877,741	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

27 June 2003

12) Total holding following this notification

86,902,701

13) Total percentage holding of issued class following this notification

12.01%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 30 June 2003

Details of Registered Holders

Capital Guardian Trust Company		3.35%
State Street Nominees Limited	4,166,800	
Bank of New York Nominees	457,981	
Chase Nominees Limited	9,458,770	
BT Globenet Nominees Ltd.	288,044	
Midland Bank plc	4,190,000	
Bankers Trust	1,086,500	
Barclays Bank, Barclays Global Securities Services	534,400	
Citibank London	318,359	
Nortrust Nominees	3,152,100	
Royal Bank of Scotland	9,800	
MSS Nominees Limited	19,400	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	499,290	
Total	24,210,144	

Capital International Limited		2.55%
State Street Nominees Limited	571,181	
Bank of New York Nominees	4,519,710	
Northern Trust	205,515	
Chase Nominees Limited	4,116,276	
Midland Bank plc	236,500	
Bankers Trust	1,949,668	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	375,600	
Morgan Guaranty	246,045	
Nortrust Nominees	2,574,277	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	335,686	
Lloyds Bank	97,700	
Deutsche Bank AG	548,200	
HSBC Bank plc	823,840	
Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	31,415	
Mellon Nominees (UK) Limited	299,000	
Bank One London	321,780	

Clydesdale Bank plc	114,800	
Total	18,443,397	
Capital International S.A.		1.47%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,494,018	
Credit Suisse London Branch	93,600	
Midland Bank plc	885,200	
Barclays Bank, Barclays Global Securities Services	960,100	
Citibank London	36,000	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,365,897	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	44,300	
National Westminster Bank	236,000	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	120,800	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	324,940	
Total	10,603,893	
Capital International Inc.		0.24%
State Street Nominees Limited	976,200	
Bank of New York Nominees	34,500	
Chase Nominees Limited	67,600	
Midland Bank plc	196,100	
Bankers Trust	19,000	
Citibank London	1,100	
Nortrust Nominees	139,826	
Royal Bank of Scotland	214,300	
State Street Bank & Trust Co	44,500	
RBSTB Nominees Ltd.	40,700	
Deutsche Bank AG	1,700	
HSBC Bank plc	32,000	
Total	1,767,526	
Capital Research and Management Company		4.41%
State Street Nominees Limited	2,948,400	
Chase Nominees Limited	28,929,341	
Total	31,877,741	